Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Sankyo Releases Lamisil AT® in New Female-Friendly Pink Packaging

Tokyo, January 26, 2006 — Sankyo Co., Ltd., a subsidiary of DAIICHI SANKYO COMPANY, LIMITED, has announced the release of Lamisil AT® series athlete’s foot medication in a new female consumer-friendly pink packaging on Thursday, February 16.

Lamisil (generic name: terbinafine hydrochloride) was developed by the Swiss pharmaceutical company Novartis AG. Since it was first sold in the U.K. in 1990 as an ethical drug, it has been sold outside Japan as athlete’s foot medication. In Japan, Lamisil has been marketed as an ethical drug by Novartis Pharma K.K. (headquarters: Minato-ku, Tokyo) and as a nonprescription drug by Sankyo Co., Ltd. under the brand name Lamisil AT® since February 2004.

Lamisil AT® possesses superior action in treating athlete’s foot, as it contains the only allylamine-type fungicide, terbinafine hydrochloride. Although it has been steadily increasing in sales since it was first released, sales among women have been low compared to men. As female consumers have suggested it is embarrassing to purchase, Sankyo has decided to add a new line in pink and white packaging which will make it easier for women to pick up off the shelf.

The idea that athlete’s foot is a male disease has somehow become fixated in the consumer psyche. However, as data indicates that approximately one in three women aged between 15 and 59 have experienced athlete’s foot*, it is definitely a disease which affects women as well. As there is a higher preference among women for athlete’s foot medication in cream and liquid, Sankyo has made this new line available in these dosage forms.

For the package design, Sankyo has employed the feminine foot motif which its partner Novartis uses for its global design. Sankyo will prominently feature this motif in its advertisements and storefront displays for both its Lamisil AT® in blue already on sale, and for the newly released Lamisil AT® in pink.

*	based on a survey of 10,308 women conducted by Sankyo.